Exhibit 10.16

Description of Non-Employee Director Compensation

Each non-employee director of Markel Corporation (“Company”) receives for services as director an annual fee of $30,000, plus reimbursement of expenses incurred in connection with attending meetings and training sessions attended at the Company’s request. The Company also matches up to $5,000 per year in charitable contributions made by each non-employee director.

Each non-employee director other than Lemuel Lewis previously received a one-time award of 1,000 Restricted Stock Units under the Company’s Omnibus Incentive Plan. All such awards have vested and shares issued with the exception of the award to J. Alfred Broaddus, Jr., which will fully vest in 2009. A one-time award of 250 Restricted Stock Units made to Mr. Lewis when he joined the Board in 2007 has also vested and the shares issued.

In 2008, all non-employee directors except Mr. Broaddus received an award of 200 shares of Restricted Stock, which will vest in May 2009. It is currently anticipated that a similar grant will be made to all non-employee directors for 2009.

Non-employee directors are also eligible to participate, up to the total amount of fees received by the director, in the Company’s Employee Stock Purchase and Bonus Plan (“Stock Plan”). Under the Stock Plan, amounts specified by a director are withheld from that director’s fees and forwarded to an independent administrator who purchases shares of the Company’s Common Stock on behalf of the director participant. In addition, the Company provides a “bonus” of 10% of the net increase in shares owned under the Stock Plan in a calendar year.